EXHIBIT 99.2

March 12, 2013

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Class Action - D.B.S.

On March 12, 2013, the Company received a notice from its subsidiary, D.B.S. Satellite Services (1998) Ltd. ("D.B.S.") of a claim together with a motion to certify the claim as a class action, which had been filed against it with the District Court (Central District).

According to the Plaintiff, D.B.S. disconnected customers from Channel 5 and only reconnected customers who sent it a request to be reconnected, and continued to collect payment for the channel even from customers who did not send it a request and were therefore not reconnected.

The Petitioner estimated its personal damage at NIS 1,065, of which NIS 1,000 is for non-monetary damage; however, no aggregate claim amount was indicated.

D. B.S. is studying the claim and neither D.B.S. and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

 The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.